Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

•

A total of 2,757 hotels with 221,529 hotel rooms were in operation as of December 31, 2018, compared to 2,558 hotels and 209,463 hotel rooms as of September 30, 2018, and compared to 2,289 hotels and 190,807 hotel rooms as of December 31, 2017.

•

Total revenues increased 20.8% from the fourth quarter of 2017 to RMB249.9 million (US$36.3 million) [1] for the fourth quarter of 2018. Total revenues increased 21.4% year-over-year to RMB945.0 million (US$137.4 million)[1] for the full year 2018.

•

Adjusted EBITDA (non-GAAP) increased 35.2% from the fourth quarter of 2017 to RMB160.1 million (US$23.3 million) [1] for the fourth quarter of 2018. Adjusted EBITDA (non-GAAP) increased 30.5% year-over-year to RMB609.7 million (US$88.7 million) [1] for the full year 2018.

•

Net income was RMB53.8 million (US$7.8 million) [1] for the fourth quarter of 2018. Net income increased 38.1% from the same quarter of 2017 to RMB393.6 million (US$57.2 million) [1] for the full year 2018.

•

Core net income (non-GAAP) increased 33.4% from the fourth quarter of 2017 to RMB115.9 million (US$16.9 million) [1] for the fourth quarter of 2018. Core net income (non-GAAP) increased 31.8% year-over-year to RMB445.3 million (US$64.8 million) [1] for the full year 2018.

•	Basic and diluted net income per ADS were RMB0.53 (US$0.08) [1] for the fourth quarter of 2018. Basic and diluted net income per ADS were RMB3.97 (US$0.58) [1] for the full year 2018.
•

Basic and diluted core net income per ADS (non-GAAP) were RMB1.14 (US$0.17)[1] for the fourth quarter of 2018. Basic and diluted core net income per ADS (non-GAAP) were RMB4.49 (US$0.65) [1] for the full year 2018.

•

As of December 31, 2018, the Company had a strong pipeline with a total of 430 hotels contracted for or under development. For the fourth quarter of 2018, the Company opened 224 hotels of which all are F&M hotels, compared to 171 hotels of which all are F&M hotels for the fourth quarter of 2017. For the full year 2018, the Company opened 554 hotels, compared to 425 hotels for the full year 2017.

•

As of December 31, 2018, the Company had approximately 29 million individual loyal members (of which approximately 21 million are paid members) and over 1,270,000 corporate members, compared to approximately 26 million individual loyal members (of which approximately 20 million are paid members) and over 1,020,000 corporate members respectively, as of September 30, 2018.

1

The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8755 on December 31, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20181231/

•

For the fourth quarter of 2018, the Company sold approximately 94.5% of its room nights through its direct sales channels, including its individual loyal members and corporate members, while all other third parties reservation channels, contributed approximately 5.5%. For the full year 2018, the Company sold approximately 95.0% of its room nights through its direct sales channels.

•	The Company provided guidance for growth in total revenue of 20%-25% from 2018.

SHANGHAI, China, March 14, 2019 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading franchised hotel operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2018.

Fourth Quarter of 2018 Operational Highlights

•

As of December 31, 2018, GreenTree had 29 leased-and-operated (“L&O”) hotels and 2,728 franchised-and-managed (“F&M”) hotels in operation in 290 cities across China, compared to 30 L&O hotels and 2,528 F&M hotels in operation in 278 cities as of September 30, 2018, compared to 26 L&O hotels and 2,263 F&M hotels in operation in 263 cities as of December 31, 2017. The geographical coverage of cities grew by 27, with a year-over-year increase of 10.3%.

•

The Company opened 224 hotels of which all are F&M hotels, 28 in the mid-to-up-scale segment, 86 in the mid-scale segment and 110 in the economy segment. Of the hotels opened, 20 hotels were in Tier 1 cities[2], 49 in Tier 2 cities[3] and the remaining 155 hotels in other cities in China, while the Company closed a total of 25 hotels in the quarter.

•	As of December 31, 2018, the Company had a strong pipeline with a total of 430 hotels contracted for or under development.
•	The average daily room rate, or ADR, for all hotels in operation, was RMB164 in the fourth quarter of 2018, an increase of 3.8% from the same quarter of 2017.
•	The occupancy rate for all hotels in operation was 80.4% in the fourth quarter of 2018, a decrease of 1.0% from the same quarter of 2017.
•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB132 in the fourth quarter of 2018, representing a 2.3% increase from the same quarter of 2017.

2	“Tier 1 cities” refers to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou.
3

“Tier 2 cities” refers to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council.

Operational Highlights for the Full Year 2018

•

For the full year 2018, the Company opened 554 hotels, of which 553 are F&M hotels and one L&O hotels, 60 in the mid-to-up-scale segment, 271 in the mid-scale segment and 223 in the economy segment. Of the hotels opened, 47 hotels were in Tier 1 cities[4], 121 in Tier 2 cities[5] and the remaining 386 hotels in other cities in China, while the Company closed a total of 86 F&M hotels and one L&O hotel in this year.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB164 for the full year 2018, an increase of 4.5% year over year.
•	The occupancy rate for all hotels in operation was 82.1% for the full year 2018, a decrease of 0.5% year over year.
•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB135 for the full year 2018, representing a 3.8% year-over-year increase.
•

The Company sold approximately 95.0% of its room nights through its direct sales channels, including its individual loyal members and corporate members, while online travel agencies, or OTAs, only contributed approximately 5.0%.

•

The Company added one more brand called Wumian in the mid-scale segment during the third quarter. Wumian aims to provide comfortable, intimate, simple and stylish space to business travelers for "a deep sleep" experience.

•	The Company started its apartment business during the second half of the year, and opened one hotel in 2018.

•

The Company’s App was ranked 2nd in terms of user activity on the “Intelligent Mobile Observatory” in hotel sector, a famous mobile big data query platform launched by TalkingData, as of December 31, 2018.

“We remain committed to a steady and stable growth strategy as we explore the growing consumption trends in the second and third tier cities and expand our geographical coverage across China, covering 290 cities at the end of December 2018, ” commented Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “We are investing in select companies to develop strong partnerships that will enhance each other resources, particularly technology and talents, in order to create more value for our customers and franchisees.  We will continue to explore similar investment opportunities and we remain interested in exploring appropriate value-enhancing acquisitions to help strengthen our hotel platform and increase long-term shareholder value.”

4	“Tier 1 cities” refers to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou.
5

“Tier 2 cities” refers to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council.

franchisees.  We will continue to explore similar investment opportunities and we remain interested in exploring appropriate value-enhancing acquisitions to help strengthen our hotel platform and increase long-term shareholder value.”

Fourth Quarter of 2018 Financial Results

	Quarter Ended
	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	53,589,572	56,834,473	8,266,231
Franchised-and-managed hotels	153,207,697	193,048,471	28,077,736
Total revenues	206,797,269	249,882,944	36,343,967

Full year 2018 Financial Results

	Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	193,542,455	213,172,025	31,004,585
Franchised-and-managed hotels	584,589,358	731,833,909	106,440,828
Total revenues	778,131,813	945,005,934	137,445,413

Total revenues for the fourth quarter of 2018 were RMB249.9 million (US$36.3 million)1, representing a 20.8% increase over the fourth quarter 2017. The increase in the fourth quarter of 2018 was primarily attributable to the 199 F&M hotels net addition to our network during this quarter, the addition of a new L&O hotel and the conversion of three F&M to L&O hotels during last quarter, improved RevPAR for both F&M and L&O hotels as well as membership growth; and was partially offset by the renovation of six L&O hotels since last quarter and the conversion of one L&O to an F&M hotel during this quarter.

Total revenues for the full year 2018 were RMB945.0 million (US$137.4 million)1, representing a 21.4% increase over full year 2017. The year-over-year increase was primarily attributable to RevPAR growth of 3.8%, and the 468 hotels net addition, compared to 325 last year, as well as membership growth. Membership fee were divided into L&O and F&M revenues.

•	Total revenues from leased-and-operated hotels for the fourth quarter of 2018 were RMB56.8 million (US$8.3 million)[1], representing a 6.1% increase from the same quarter of 2017.

Total revenues from leased-and-operated hotels for the full year 2018 were RMB213.2 million (US$31.0 million)1, representing a 10.1% year-over-year increase.

•

Total revenues from franchised-and-managed hotels for the fourth quarter of 2018 were RMB193.0 million (US$28.1 million)[1], representing a 26.0% increase from the same quarter of 2017. Initial franchise fees increased 2.0% in the fourth quarter of 2018 from the same quarter of 2017, primarily due to the gross opening of 224 hotels in the fourth quarter of 2018 as compared to 171 hotels opened in the fourth quarter of 2017, as well as a temporary waiver of initial franchisee fees for Shell hotels, which opened since the third quarter of 2018. The 29.3% increase from the fourth quarter of 2017 in recurring franchisee management fees and others was primarily due to RevPAR growth of 2.3% as well as growth in membership fees, and central reservation system (“CRS”) usage fees, annual IT, marketing fees, hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation.

•

Total revenues from franchised-and-managed hotels for the full year 2018 were RMB731.8 million (US$106.4 million) [1], representing a 25.2% year-over-year increase. Initial franchise fees increased 18.2% year over year for the full year 2018, primarily due to the gross opening of 553 hotels for the full year 2018 as compared to 425 hotels opened for the full year 2017. The 25.9% year-over-year increase in recurring franchisee management fees and others in full year 2018 was primarily due to RevPAR growth of 3.9% as well as growth in membership fees, and central reservation system (“CRS”) usage fees, annual IT, marketing fees, hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation.

	Quarter Ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Initial franchise fee	18,735,211	19,117,629	2,780,544
Recurring franchise management fee and others	134,472,486	173,930,842	25,297,192
Revenues from franchised-and-managed hotels	153,207,697	193,048,471	28,077,736

	Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Initial franchise fee	56,176,467	66,407,440	9,658,562
Recurring franchise management fee and others	528,412,891	665,426,469	96,782,266
Revenues from franchised-and-managed hotels	584,589,358	731,833,909	106,440,828

Total operating costs and expenses

	Quarter Ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Operating costs and expenses
Hotel operating costs	59,046,036	74,110,158	10,778,875
Selling and marketing expenses	15,695,841	16,169,263	2,351,722
General and administrative expenses	63,739,147	34,751,049	5,054,330
Other operating expenses	4,340,835	5,667,699	824,333
Total operating costs and expenses	142,821,859	130,698,169	19,009,260

	Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Operating costs and expenses
Hotel operating costs	233,646,052	280,954,345	40,863,115
Selling and marketing expenses	45,032,441	50,393,151	7,329,380
General and administrative expenses	121,657,492	95,261,152	13,855,159
Other operating expenses	5,629,448	5,946,226	864,843
Total operating costs and expenses	405,965,433	432,554,874	62,912,497

Hotel operating costs for the fourth quarter of 2018 were RMB74.1 million (US$10.8 million)1, representing a 25.5% increase from the same quarter of 2017. The increase in the fourth quarter of 2018 was mainly attributable to the increased number and the increased salary of general managers in our hotel network and other costs associated with the expansion of our F&M hotels, and higher rental costs, utility costs, consumables and personnel costs associated with the four new L&O hotels added to our portfolio since the third quarter of 2018; and was partially offset by reduced utility costs due to the renovation of six L&O hotels since the third quarter, and also offset by reduced depreciation and amortization and operating costs related to the conversion of one L&O hotel.

Hotel operating costs for the full year 2018 were RMB281.0 million (US$40.9 million) 1, representing an 20.2% year-over-year increase. The year-over-year increase for the full year 2018 was mainly attributable to the increased number of general managers in our hotel network and other costs associated with the expansion of our F&M hotels, and higher rental costs, utilities, consumables and personnel costs associated with the GreenTree Eastern L&O hotels and the four new L&O hotels added to our portfolio since the third quarter of 2018.

	Quarter Ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Rental	14,438,379	20,804,644	3,025,910
Utilities	3,455,216	3,672,738	534,178
Personnel cost	7,195,580	8,323,820	1,210,649
Depreciation and amortization	5,558,781	7,025,697	1,021,845
Consumable, food and beverage	4,045,329	5,196,402	755,785
Costs of general managers of franchised-and-operated hotels	13,930,111	20,032,682	2,913,633
Other costs of franchised-and-operated hotels	5,658,771	7,032,685	1,022,862
Others	4,763,869	2,021,490	294,013
Hotel Operating Costs	59,046,036	74,110,158	10,778,875

	Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Rental	60,252,952	76,055,484	11,061,811
Utilities	16,692,172	19,264,487	2,801,903
Personnel cost	27,546,240	33,715,007	4,903,644
Depreciation and amortization	22,978,585	21,313,405	3,099,906
Consumable, food and beverage	13,470,072	19,275,688	2,803,533
Costs of general managers of franchised-and-operated hotels	54,291,625	70,480,306	10,250,935
Other costs of franchised-and-operated hotels	23,497,850	28,888,506	4,201,659
Others	14,916,556	11,961,462	1,739,724
Hotel Operating Costs	233,646,052	280,954,345	40,863,115

Selling and marketing expenses for the fourth quarter of 2018 were RMB16.2 million (US$2.4 million) 1, compared to RMB15.7 million in the fourth quarter of 2017. The increase of 3.0% from the fourth quarter of 2017 was mainly attributable to model room construction, increased personnel, compensation and other costs (i.e. travel expenses) of business development personnel, as a result of the increased opening of hotels.

Selling and marketing expenses for the full year 2018 were RMB50.4 million (US$7.3 million)1, compared to RMB45.0 million for the full year 2017. The year-over-year increase of 11.9% for the full year 2018 was mainly attribute to model room construction, exhibition and other advertising and promotion expenses related to our three new mid-to-upscale brands, increased personnel, compensation and other costs (i.e. travel travelling) of business development personnel, as a result of the increased hotel openings and wider geographic coverage.

General and administrative expenses for the fourth quarter of 2018 were RMB34.8 million (US$5.1 million)1. Excluding the one-time grant of GTI’s shares to certain of our directors in the fourth quarter of 2017, G&A in the quarter increased by 35.3%, compared to the same quarter of 2017. The increase was primarily attributable to the increased salary and share-based compensation.

General and administrative expenses for the full year 2018 were RMB95.3 million (US$13.9 million)1. Excluding the one-time grant of GTI’s shares to certain of our directors in the fourth quarter of 2017, G&A for the full year 2018 increased by 13.9% year over year,

Gross profit for the fourth quarter of 2018 was RMB175.8 million (US$25.6 million)1, representing an increase of 19.0% from the same quarter of 2017. Gross margin in the fourth quarter was 70.3%, compared to 71.4% a year ago. Gross profit for the full year 2018 was RMB664.1 million (US$96.6 million)1, representing a year-over-year increase of 22.0%.

Income from operations for the fourth quarter of 2018 was RMB123.1 million (US$17.9 million)1, representing an increase of 89.0% from the same quarter of 2017. Operating margin in the fourth quarter increased to 49.3%, compared to 31.5% a year ago. Income from operations for the full year 2018 was RMB535.0 million (US$77.8 million)1, representing a year-over-year increase of 38.1%.

Adjusted EBITDA (non-GAAP) for the fourth quarter of 2018 was RMB160.1 million (US$23.3 million)1, an increase of 35.2% from the same quarter of 2017. The adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 64.1% in the fourth quarter of 2018, compared to 57.3% in the fourth quarter of 2017. Adjusted EBITDA (non-GAAP) for the full year 2018 was RMB609.7 million (US$88.7 million)1, a year-over-year increase of 30.5%.

Net income for the fourth quarter of 2018 was RMB53.8 million (US$7.8 million) 1. Excluding the one-time grant of GTI’s shares to certain of our directors in the fourth quarter of 2017, net income in the quarter increased by 91.4%, compared to the same quarter of 2017; net margin in the quarter was 21.5%, compared to 13.6% a year ago. Net income for the full year 2018 was RMB393.6 million (US$57.2 million)1. Excluding the one-time grant of GTI’s shares to certain of our directors in the fourth quarter of 2017, net income for the full year increased by 21.8% year over year.

Core net income (non-GAAP) for the fourth quarter of 2018 was RMB115.9 million (US$16.9 million)1, representing a 33.4% increase from the same quarter of 2017.The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 46.4% in the fourth quarter of 2018, compared to 42.0% in the fourth quarter of 2017. Core net income (non-GAAP) for the full year 2018 was RMB445.3 million (US$64.8 million)1, representing a 31.8% year-over-year increase.

Basic and diluted earnings per ADS for the fourth quarter of 2018 was RMB0.53 (US$0.08)1, representing an RMB0.64 increase than one year ago. Basic and diluted earnings per ADS was RMB3.97 (US$0.58)1 for the full year 2018, representing a 27.2% year-over-year increase. Basic and diluted core net income per ADS (non-GAAP) was RMB1.14 (US$0.17)1 for the fourth quarter of 2018, representing a 20.0% increase from the same quarter of 2017. Basic and diluted core net income per ADS (non-GAAP) were RMB4.49 (US$0.65) 1 for the full year 2018, representing a 21.4% year-over-year increase.

Cash flow. Operating cash inflow for the fourth quarter of 2018 was RMB152.6 million (US$22.2 million)1, due primarily to improved operating performance across our hotel portfolio. Operating cash inflow for the full year 2018 was RMB554.9 million (US$80.7 million)1. Investing cash inflow for the fourth quarter of 2018 was RMB153.5 million (US$22.3 million)1, which was attributable primarily to changes in short-term investments, repayment of loan from third parties, and partially offset by purchase of property and equipment and other investments, mainly including short-term investments, long-term deposits, and loan to franchisees. Investing cash outflow for the full year 2018 was RMB181.8 million (US$26.4 million)1. Financing cash inflow for the fourth quarter of 2018 was RMB58.3 million (US$8.5 million)1, which was attributable primarily to RMB60.0 million of proceeds from short-term borrowings. Net financing cash inflow for the full year 2018 was RMB662.8 million (US$96.4 million)1, which was attributable primarily to proceeds from initial public offering and was partially offset by distribution to the shareholders and payment for initial public offering costs.

Cash and cash equivalents, restricted cash, Short-term investments and securities. As of December 31, 2018, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments and investments in equity securities of RMB2,260.5 million (US$328.8 million)1, as compared to RMB1,996.3 million as of September 30, 2018, primarily due to net operating cash inflow, offset by investing cash flow for property and equipment and other investments.

Guidance

For the full year 2019, the Company expects growth in total revenues of 20-25% from 2018.

The guidance set forth above reflects the Company’s current and preliminary view based on our estimates, may not be indicative of our financial results for the full year ended December 31, 2019 and is subject to change.

Recent Developments

On January18, 2019, the Company invested in China Gingko Education Group Company Limited, a public company listed on the Hong Kong Stock Exchange (“HKSE”). In the 2017/2018 school year, approximately 10,000 students are enrolled in the college. Gingko is currently ranked as China’s number one hospitality university by the “Gaosan Web Association”, a website with introductions to and rankings of universities in China. The two companies will work together to cultivate professional talent for us and the hospitality industry in China.

On January 28, 2019, the Company announced it would become a major shareholder of Argyle Hotel Management Group (Australia) Pty Ltd. The Argyle hotel network consists of eight mid-scale and upscale brands, with footprints mainly in South West China, South East China, and some hotels in Southeast Asia. Argyle’s highly distinguished brand portfolio and geographic coverage are highly complementary to GreenTree’s business.

On March 11th, 2019, the Company acquired 4.95% in Zhejiang New Century Hotel Management Co., Ltd, which was listed on HKSE on March 11, 2019. New Century operates and manages 150 hotels, ranging from mid-scale to upscale brands, with over 34,000 hotel rooms in 22 provinces. The two companies will explore opportunities for future strategic cooperation.

Dividend Policy

On January 22, 2019, the Company announced the payment of a cash dividend of US$0.30 per ordinary share, or US$0.30 per American Depositary Share ("ADS"). In addition, the company plans to pay a cash dividend of US$0.20 per share per year in the near future, if there is no immediate cash need for the Company's growth or M&A opportunities, to create long-term value and benefits for our shareholders.

Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on March 14, 2019 (8:00 PM Beijing/Hong Kong Time on March 14, 2019).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201203
US	1-888-346-8982
Hong Kong	800-905945 or 852-3018-4992

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until March 21, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10129197

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from trading securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading franchised hotel operator in China. As of December 31, 2018, GreenTree had 2,757 hotels, among which 2,728 are franchised and managed hotels. The Company had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2017, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotels according to China Hospitality Association. The Company has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value-and-quality-conscious business travelers and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	161,963,665	1,264,025,785	183,844,925
Short-term investment	781,850,000	685,512,063	99,703,594
Investments in equity securities	307,754,960	307,693,782	44,752,204
Accounts receivable, net of allowance for doubtful accounts	53,882,894	64,864,184	9,434,104
Amounts due from related parties	3,248,692	228,600	33,248
Prepaid rent	4,292,472	4,478,413	651,358
Inventories	2,355,154	2,547,729	370,552
Other current assets	127,269,801	53,969,039	7,849,474
Loans receivable, net	6,600,000	67,196,568	9,773,335
Deferred tax assets	36,207,884	-	-
Total current assets	1,485,425,522	2,450,516,163	356,412,794

Non-current assets:
Amounts due from a related party	2,600,000	-	-
Restricted cash	3,000,000	3,300,000	479,965
Loan receivable, net	-	39,352,863	5,723,637
Property and equipment, net	96,669,251	222,389,573	32,345,222
Intangible assets, net	3,727,383	27,213,391	3,958,024
Goodwill	2,959,183	5,787,068	841,694
Long-term investments	122,508,832	112,219,460	16,321,644
Other assets	5,741,301	85,701,523	12,464,768
Deferred tax assets	33,351,457	67,909,969	9,877,095
TOTAL ASSETS	1,755,982,929	3,014,390,010	438,424,843

LIABILITIES AND EQUITY
Current liabilities:

	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD
Short-term bank loans	-	60,000,000	8,726,638
Accounts payable	7,293,341	9,182,058	1,335,475
Advance from customers	33,662,363	36,370,325	5,289,844
Amounts due to related parties	473,018	285,578	41,536
Salary and welfare payable	44,577,683	42,767,219	6,220,234
Deferred rent	2,916,205	4,421,427	643,070
Deferred revenue	109,101,986	153,389,895	22,309,635
Accrued expenses and other current liabilities	293,741,951	264,058,985	38,405,786
Income tax payable	103,830,578	104,988,638	15,269,964
Dividends payable	39,691,103	-	-
Deferred tax liabilities	27,745,951	-	-
Total current liabilities	663,034,179	675,464,125	98,242,182

Deferred rent	23,050,635	20,519,682	2,984,464
Deferred revenue	144,258,584	145,545,929	21,168,777
Other long-term liabilities	73,937,277	96,573,810	14,046,079
Deferred tax liabilities	5,797,260	43,538,624	6,332,430
Unrecognized tax benefits	113,299,633	169,619,409	24,670,120
Total liabilities	1,023,377,568	1,151,261,579	167,444,052

Shareholders’ equity:
Class A ordinary shares	160,189,926	217,421,867	31,622,699
Class B ordinary shares	140,696,841	115,534,210	16,803,754
Additional paid-in capital	212,309,734	1,003,026,803	145,884,198
Retained earnings	223,134,889	456,398,812	66,380,454
Accumulated other comprehensive (loss) income	-4,086,149	62,367,692	9,071,005
Total GreenTree Hospitality Group Ltd. shareholders’ equity	732,245,241	1,854,749,384	269,762,110

Non-controlling interests	360,120	8,379,047	1,218,681
Total shareholders’ equity	732,605,361	1,863,128,431	270,980,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,755,982,929	3,014,390,010	438,424,843

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues
Leased-and-operated hotels	53,589,572	56,834,473	8,266,231	193,542,455	213,172,025	31,004,585
Franchised-and-managed hotels	153,207,697	193,048,471	28,077,736	584,589,358	731,833,909	106,440,828
Total revenues	206,797,269	249,882,944	36,343,967	778,131,813	945,005,934	137,445,413

Operating costs and expenses
Hotel operating costs	(59,046,036)	(74,110,158)	(10,778,875)	(233,646,052)	(280,954,345)	(40,863,115)
Selling and marketing expenses	(15,695,841)	(16,169,263)	(2,351,722)	(45,032,441)	(50,393,151)	(7,329,380)
General and administrative expenses	(63,739,147)	(34,751,049)	(5,054,330)	(121,657,492)	(95,261,152)	(13,855,159)
Other operating expenses	(4,340,835)	(5,667,699)	(824,333)	(5,629,448)	(5,946,226)	(864,843)
Total operating costs and expenses	(142,821,859)	(130,698,169)	(19,009,260)	(405,965,433)	(432,554,874)	(62,912,497)

Other operating income	1,145,905	3,909,177	568,566	15,283,828	22,570,806	3,282,787
Income from operations	65,121,315	123,093,952	17,903,273	387,450,208	535,021,866	77,815,703

Interest income and other, net	6,015,508	18,544,966	2,697,253	26,238,440	49,659,928	7,222,737
Interest expense	(514,750)	(541,876)	(78,813)	(1,442,709)	(541,876)	(78,813)
Gains (losses) on investments in equity securities	10,189,653	(29,829,668)	(4,338,545)	59,165,221	(57,774,952)	(8,403,018)
Other income (expenses), net	1,637,252	(987,674)	(143,651)	1,191,211	35,735,374	5,197,495
Income before income taxes	82,448,978	110,279,700	16,039,517	472,602,371	562,100,340	81,754,104

Income tax expense	(92,624,726)	(49,100,068)	(7,141,309)	(186,651,155)	(160,185,845)	(23,298,065)
(Loss) income before share of loss in equity investees	(10,175,748)	61,179,632	8,898,208	285,951,216	401,914,495	58,456,039

	Quarter Ended			Year Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD	RMB	RMB	USD
Share of losses (gains) in equity investees, net of tax	251,103	(7,352,226)	(1,069,336)	(899,584)	-8,300,584	(1,207,270)
Net (loss) income	(9,924,645)	53,827,406	7,828,872	285,051,632	393,613,911	57,248,769

Net loss attributable to non-controlling interests	300,646	106,099	15,431	348,550	490,930	71,403
Net (loss) income attributable to ordinary shareholders	(9,623,999)	53,933,505	7,844,303	285,400,182	394,104,841	57,320,172

Net earnings per share
Class A ordinary share-basic and diluted	(0.11)	0.53	0.08	3.12	3.97	0.58
Class B ordinary share-basic and diluted	(0.11)	0.53	0.08	3.12	3.97	0.58

Net earnings per ADS
Class A ordinary share-basic and diluted	(0.11)	0.53	0.08	3.12	3.97	0.58
Class B ordinary share-basic and diluted	(0.11)	0.53	0.08	3.12	3.97	0.58

Weighted average shares outstanding
Class A ordinary share-basic and diluted	48,635,252	66,789,300	66,789,300	48,635,252	62,860,578	62,860,578
Class B ordinary share-basic and diluted	42,716,957	34,762,909	34,762,909	42,716,957	36,288,343	36,288,343

Other comprehensive income, net of tax
Foreign currency translation adjustments	3,809,703	68,095,749	9,904,116	1,317,020	66,453,841	9,665,310
Comprehensive income, net of tax	(6,114,942)	121,923,155	17,732,988	286,368,652	460,067,752	66,914,079

Comprehensive loss attributable to non-controlling interests	300,646	106,099	15,431	348,550	490,930	71,403
Comprehensive income attributable to ordinary shareholders	(5,814,296)	122,029,254	17,748,419	286,717,202	460,558,682	66,985,482

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Year Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD	RMB	RMB	USD
Operation activities:
Net (loss) income	(9,924,645)	53,827,406	7,828,872	285,051,632	393,613,911	57,248,769
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,016,340	8,144,953	1,184,634	24,956,433	25,549,965	3,716,088
Share of (gain) loss in equity method investments	(251,103)	7,352,226	1,069,337	899,584	8,300,584	1,207,270
Gains from disposal of a long-term investments	(1,649,041)	-	-	(1,649,041)	(36,723,048)	(5,341,146)
Interest income	(5,548,429)	(518,655)	(75,435)	(14,698,429)	(20,447,590)	(2,973,979)
Interest expenses	514,750	-	-	1,442,709	-	-
Bad debt expense	(1,455,561)	656,201	95,440	483,610	1,978,374	287,743
(Gains) losses on investments in equity securities	(10,189,653)	29,829,668	4,338,545	(59,165,221)	57,774,952	8,403,018
(Gains) losses on disposal of property and equipment	3,741,825	(267,849)	(38,957)	3,899,331	(267,849)	(38,957)
Foreign exchange loss (gain)	3,667,123	4,605,147	669,791	2,784,857	(913,782)	(132,904)
Share-based compensation	38,048,000	8,540,392	1,242,148	38,048,000	16,108,950	2,342,949
Income tax expenses related to dividend distribution outside PRC	67,675,809	23,345,894	3,395,519	67,675,809	23,345,894	3,395,519
Impairment of long-lived assets	-	5,008,677	728,482	-	5,008,677	728,483

Changes in operating assets and liabilities:
Restricted cash	-	-	-	7,200,000	-	-
Accounts receivable	1,722,327	61,532	8,949	(17,931,396)	(12,368,310)	(1,798,896)
Prepaid rent	(1,167,090)	(336,797)	(48,985)	8,548,750	(185,941)	(27,044)
Inventories	(408,760)	(605,810)	(88,111)	(510,999)	621,293	90,363
Amounts due from related parties	6,457,182	23,399	3,403	13,816,640	1,694,216	246,413
Other current assets	(2,105,589)	13,126,250	1,909,135	(5,892,325)	(13,933,400)	(2,026,528)
Other assets	-	(1,964,823)	(285,772)	1,728,263	(1,964,823)	(285,772)
Accounts payable	(3,636,650)	913,846	132,913	(407,953)	1,183,032	172,065

	Quarter Ended			Year Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD	RMB	RMB	USD
Amounts due to related parties	(2,506,684)	(816,797)	(118,798)	290,093	-187,440	(27,262)
Salary and welfare payable	5,277,943	2,827,062	411,179	7,507,074	(2,203,639)	(320,506)
Deferred revenue	14,205,528	(7,186,485)	(1,045,231)	52,004,162	45,575,254	6,628,646
Advance from customers	(22,166,166)	67,464	9,812	(2,116,543)	2,707,962	393,857
Accrued expenses and other current liabilities	13,237,799	(1,712,846)	(249,123)	44,287,986	(4,468,873)	(649,971)
Income tax payable	22,572,754	9,223,838	1,341,552	20,753,618	4,328,055	629,489
Unrecognized tax benefits	7,808,244	11,905,554	1,731,591	9,610,768	56,319,776	8,191,372
Deferred rent	3,313,564	(5,860,659)	(852,397)	(15,846,523)	(1,025,731)	(149,186)
Other long-term liabilities	7,409,727	4,777,553	694,866	10,672,479	22,636,533	3,292,347
Deferred taxes	(11,369,114)	(12,322,771)	(1,792,273)	(6,777,448)	(17,107,359)	(2,488,162)
Net cash provided by operating activities	129,290,430	152,643,570	22,201,086	476,665,920	554,949,643	80,714,078

Investing activities:
Purchases of property and equipment	(3,564,666)	(23,915,352)	(3,478,346)	(16,552,148)	(138,471,216)	(20,139,803)
Purchases of intangible assets	-	(246,468)	(35,847)	(15,386)	(3,491,958)	(507,884)
Proceeds from disposal of property and equipment	778,696	126,301	18,370	2,678,696	126,301	18,370
Acquisitions, net of cash received	-	-	-	-	(13,302,894)	(1,934,826)
Proceeds from disposal of a long-term investments	-	-	-	-	89,182,803	12,971,101
Advances for acquisitions of equity investees	-	-12,121,700	(1,763,028)	-	-18,121,700	(2,635,692)
Purchases of short-term investments	-781,850,000	-25,100,964	(3,650,784)	(781,850,000)	(772,540,145)	(112,361,304)
Proceeds from short-term investments	-	241,270,939	35,091,403	-	889,325,672	129,347,054
Increase in long-term investments	-	-	-	(100,701,474)	-	-
Purchases of investments in equity securities	-	-83,421,433	(12,133,144)	(39,972,398)	(88,258,150)	(12,836,616)
Proceeds from disposal of investments in equity securities	26,122,308	5,656,574	822,715	64,874,851	30,544,376	4,442,495
Increase of long-term time deposits	-	-60,000,000	(8,726,638)	-	(60,000,000)	(8,726,638)
Repayment from a related party	8,671,250	-	-	8,671,250	-	-
Loan to related parties	(2,500,000)	-	-	(3,500,000)	(4,300,000)	(625,409)
Repayment of loan from a related party	128,110,474	-	-	128,110,474	-	-
Loan to third parties	-	-	-	-	(166,819,164)	(24,262,841)
Repayment of loan from third parties	-	118,380,000	17,217,657	-	118,380,000	17,217,657

	Quarter Ended			Year Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD	RMB	RMB	USD
Loan to franchisees	-	(8,100,000)	(1,178,096)	(6,600,000)	(54,060,267)	(7,862,740)
Repayment from a franchisee	-	930,000	135,263	-	10,050,000	1,461,712
Net cash (used in) provided by investing activities	(624,231,938)	153,457,897	22,319,525	(744,856,135)	(181,756,342)	(26,435,364)

Financing activities:
Distribution to the shareholders	(569,391,541)	-	-	(579,042,699)	(200,532,021)	(29,166,173)
Income tax paid related to the above distribution	(64,675,809)	-	-	(64,675,809)	(3,000,000)	(436,332)
Proceeds from short-term borrowings	-	60,000,000	8,726,638	60,000,000	60,000,000	8,726,638
Repayment of short-term borrowings	(61,442,709)	-	-	(61,442,709)	-	-
Changes in restricted cash	1,001,850,000	(300,000)	(43,633)	180,000,000	(300,000)	(43,633)
Proceeds from initial public offering	-	-	-	-	837,505,007	121,810,051
Payment for initial public offering costs	-	(1,437,170)	(209,028)	-	(30,827,578)	(4,483,685)
Net cash provided by (used in) financing activities	306,339,941	58,262,830	8,473,977	(465,161,217)	662,845,408	96,406,866

Effect of exchange rate changes on cash and cash equivalents	142,577	60,504,482	8,800,013	(1,467,838)	66,023,411	9,602,707

Net (decrease) increase in cash and cash equivalents	(188,458,990)	424,868,779	61,794,601	(734,819,270)	1,102,062,120	160,288,287
Cash and cash equivalents at the beginning of the period	350,422,655	839,157,006	122,050,324	896,782,935	161,963,665	23,556,638
Cash and cash equivalents at the end of the period	161,963,665	1,264,025,785	183,844,925	161,963,665	1,264,025,785	183,844,925

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Year Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD	RMB	RMB	USD

Net (loss) income	(9,924,645)	53,827,406	7,828,872	285,051,632	393,613,911	57,248,769

Deduct:
Other operating income	1,145,905	3,909,177	568,566	15,283,828	22,570,806	3,282,787
Gains on investments in equity securities	10,189,653	-	-	59,165,221	-	-
Share of gain in equity investees, net of tax	251,103	-	-	-	-	-
Other income, net	1,637,252	-	-	1,191,211	35,735,374	5,197,495

Add:
Other operating expenses	4,340,835	5,667,699	824,333	5,629,448	5,946,226	864,843
Income tax expense	92,624,726	49,100,068	7,141,309	186,651,155	160,185,845	23,298,065
Share of loss in equity investees, net of tax	-	7,352,226	1,069,336	899,584	8,300,584	1,207,270
Interest expense	514,750	541,876	78,813	1,442,709	541,876	78,813
Share-based compensation	38,048,000	8,540,392	1,242,148	38,048,000	16,108,950	2,342,949
Depreciation and amortization	6,016,340	8,144,953	1,184,634	24,956,433	25,549,965	3,716,088
Losses on investments in equity securities	-	29,829,668	4,338,545	-	57,774,952	8,403,018
Other expense, net	-	987,674	143,651	-	-	-

Adjusted EBITDA (Non-GAAP)	118,396,093	160,082,785	23,283,075	467,038,701	609,716,129	88,679,533

	Quarter Ended			Year Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB	RMB	USD	RMB	RMB	USD
Net (loss) income	(9,924,645)	53,827,406	7,828,872	285,051,632	393,613,911	57,248,769

Deduct:
Government subsidies (net of 25% tax)	-	-	-	7,665,746	11,362,580	1,652,619
Gains on investments in equity securities (net of 25% tax)	7,642,240	-	-	44,373,916	-	-
Other income (net of 25% tax)	1,227,939	-	-	893,408	26,801,531	3,898,121
Add:
Share-based compensation	38,048,000	8,540,392	1,242,148	38,048,000	16,108,950	2,342,949
Losses on investments in equity securities (net of 25% tax)	-	22,372,251	3,253,909	-	43,331,214	6,302,264
Other expense (net of 25% tax)	-	740,756	107,738	-	-	-
Income tax expenses related to dividend distribution outside PRC	67,675,809	23,345,894	3,395,519	67,675,809	23,345,894	3,395,519
Losses from joint venture closure	-	7,098,197	1,032,391	-	7,098,197	1,032,391
Core net income (Non-GAAP)	86,928,985	115,924,896	16,860,577	337,842,371	445,334,055	64,771,152

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.95	1.14	0.17	3.7	4.49	0.65
Class B ordinary share-basic and diluted	0.95	1.14	0.17	3.7	4.49	0.65

Operational Data

	As of December 31,2017	As of December 31,2018
Total hotels in operation:	2,289	2,757
Leased and owned hotels	26	29
Franchised hotels	2,263	2,728
Total hotel rooms in operation	190,807	221,529
Leased and owned hotels	3,302	3,734
Franchised hotels	187,505	217,795
Number of cities	263	290

	Quarter Ended
	As of December 31,2017	As of December 31,2018
Occupancy rate (as a percentage)
Leased-and-owned hotels	70.20%	64.50%
Franchised hotels	81.60%	80.70%
Blended	81.40%	80.40%
Average daily rate (in RMB)
Leased-and-owned hotels	193	212
Franchised hotels	158	163
Blended	158	164
RevPAR (in RMB)
Leased-and-owned hotels	135	137
Franchised hotels	129	132
Blended	129	132

	Year Ended
	2017	2018
Occupancy rate (as a percentage)
Leased-and-owned hotels	70.30%	68.00%
Franchised hotels	82.90%	82.30%
Blended	82.60%	82.10%
Average daily rate (in RMB)
Leased-and-owned hotels	186	205
Franchised hotels	156	163
Blended	157	164
RevPAR (in RMB)
Leased-and-owned hotels	131	139
Franchised hotels	129	134
Blended	130	135

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of December 31,2017	As of December 31,2018	As of December 31,2017	As of December 31,2018
Economy hotels	257	465	14,060	23,656
Vatica	104	117	7,704	8,674
Shell	153	348	6,356	14,982
Mid-scale	1,982	2,184	171,041	186,513
GreenTree Inn	1,733	1,881	151,154	162,844
GT Alliance	249	302	19,887	23,607
无眠酒店 (Wumian Hotel)	-	1	-	62
Business to Mid-to-up-scale	50	108	5,706	11,360
GreenTree Eastern	50	87	5,706	9,487
GMe	-	9	-	841
Geya	-	1	-	63
VX	-	11	-	969
Total	2,289	2,757	190,807	221,529

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com